Shift Caffeine LLC
Profit and Loss
January - December 2019

		Total
Income		
Sales		2,332.32
Total Income	$	**2,332.32**
Cost of Goods Sold		
Brewing Supplies & Equipment		1,337.23
Coffee Beans		1,855.62
Labels & Packaging		2,842.74
Other		1,032.00
Supplies & Materials		461.30
Total Cost of Goods Sold	$	**7,528.89**
Gross Profit	-$	**5,196.57**
Expenses		
Advertising & Marketing		
Merchandise & Giveaways		711.78
Other		268.00
Product Design		625.00
Website		263.55
Total Advertising & Marketing	$	**1,868.33**
Car & Truck		
Other		1,196.00
Total Car & Truck	$	**1,196.00**
Legal & Professional Services		629.00
Other Business Expenses		42.00
Product Shipping & Distribution		78.56
Taxes & Licenses		12.00
Utilities		960.00
Total Expenses	$	**4,785.89**
Net Operating Income	-$	**9,982.46**
Net Income	-$	**9,982.46**